March 11, 2005

Via U.S. Mail

Leonard J. Kennedy, Esq.
Senior Vice President and General Counsel
Nextel Communications, Inc.
2001 Edmund Halley Drive
Reston, VA  20191

RE:	Nextel Communications, Inc.
      Schedule TO-I filed March 3, 2005
      File No. 005-42889

Dear Mr. Kennedy:

      We have the following comments on the above-referenced filing.

Solicitation of Consents and Offer to Exchange

Documents Incorporated by Reference - Page v
1. It appears that certain financial information has been incorporated by reference to satisfy Item 10 of Schedule TO. Please provide complete summarized financial information as required by Instruction 6 to Item 10 of Schedule TO. Disseminate by mail that information to security holders. Refer to telephone interpretation
H.7 in the July 2001 supplement to our "Manual of Publicly
Available
Telephone Interpretations" that is available on the Commission`s website at http://www.sec.gov for additional guidance.

The Consent Solicitation - Conditions of The Consent Solicitation
-
Page 18
2. Refer to the second paragraph in this section. We note that while stockholder approval is not a condition to the consent solicitation, the conditions to the consummation of the solicitation survive until the date of the stockholder vote. Please clarify prominently that the approval of your amended certificate by your common stockholders may not occur immediately upon the Consent Date, which may delay the date for payment of the consent fee. In addition, please state when the meeting of your stockholders is expected to take place so to allow preferred stockholders to incorporate that information into their decision whether to consent or not.

The Consent Solicitation - Consent Solicitation Agent - Page 19
3. We note the use of a consent solicitation agent in connection with the consent. What consideration was given to the availability of the
Section 3(a)(9) exemption when the company is paying for soliciting services in connection with the solicitation of consents? For example, is the solicitation of consents an indirect solicitation for exchanges? In this regard, we direct you to Telephone Interpretation
A.31 available in the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations at www.sec.gov.

The Exchange Offer - Acceptance of Outstanding Shares for Exchange
-
Page 24
4. Refer to the second sentence of the first paragraph. It is unclear how withdrawal rights would terminate prior to expiration of the offer. Please advise or revise.

The Exchange Offer - Conditions of the Exchange Offer - Page 25
5. Please clarify the first paragraph of this section.
6. A tender offer may be conditioned on a variety of events and circumstances, provided they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. We note that the company may determine in its "sole judgment" whether certain offer conditions have occurred or are
satisfied.    Please revise the conditions accordingly.

Material United States Federal Income Tax Considerations - Effect of
Proposed Amendments - Page 33
7. We note your statement that the effect of the proposed amendments on non-tendering holders is "not free from doubt." Please describe the degree of the uncertainty and briefly discuss the alternative consequences.
8. We note that Jones Day has advised the company with regard to the tax consequences of the transaction. If applicable, file any written tax opinion provided to the company as required by Item 1016(h) of Regulation M-A.

Closing Information

      Please amend your filing promptly to comply with our comments.
If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to unit holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. Depending upon your response to these comments, a supplement may need to be sent to unit holders.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the bidder is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the offeror(s) acknowledging that:

* the offeror(s) is (are) responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the offeror(s) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 942-2962 or, in my absence, to Pam Carmody, Special Counsel, at (202) 942-1918. You may also contact me via facsimile at (202) 942-9585. Please send all correspondence to us at the following ZIP code: 20549-0306.


								Sincerely,



								Daniel F. Duchovny
								Attorney-Advisor
								Office of Mergers &
Acquisitions


cc:  Kathleen McLaurin, Esq. (via fax (214) 969-5100)
Leonard J. Kennedy, Esq.
Nextel Communications, Inc.
March 11, 2005
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